CONFIDENTIAL/DRAFT

	Summary LBO Analysis
(Amounts in thousands, except per share values)

Spot Price on 2/23/06	$12.95	$15.00		$15.25		$15.50		$15.75		$16.00

% of spot		115.8%		117.8%		119.7%		121.6%		123.6%

Total Shares Outstanding	8,732
Minority Shareholders (35%)	3,056

2005 EBITDA	$19,943
2006 EBITDA	$29,807

Cash Needed to Buy Minority Shareholders		$45,844		$46,608		$47,372		$48,136		$48,900
Existing Net Debt (1)		$33,489		$33,489		$33,489		$33,489		$33,489
Letter of Credit		$25,941		$25,941		$25,941		$25,941		$25,941
Estimated Net Transaction Expenses		$800		$800		$800		$800		$800

Total		$106,074		$106,838		$107,602		$108,366		$109,130

Current Net Leverage:
Current Net Debt/2005 EBITDA		3.0	x	3.0	x	3.0	x	3.0	x	3.0	x
Current Net Debt/2006 EBITDA		2.0	x	2.0	x	2.0	x	2.0	x	2.0	x

New Net Leverage:
New Net Debt/2005 EBITDA		5.3	x	5.4	x	5.4	x	5.4	x	5.5	x
New Net Debt/2006 EBITDA		3.6	x	3.6	x	3.6	x	3.6	x	3.7	x

(1)   Includes cash balance at December 31, 2005 of $2.2 million.